CM


SEC
FEB 27 2002
340
WASH, D.C.
SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02003751

hours per response . . .

| SEC FILE NUMBER |
| --- |
| 8- 50897 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

FV 3/5/02

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Plan Financial, Inc.
DBA Institutional Advisor Services

| OFFICIAL USE ONLY |
| --- |
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2251 E. Beechwood Ave., Suite 101
(No. and Street)

| Fresno | CA | 93720 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John R. Hooper (559) 325-8200
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Steine, Raymond L.
(Name — *if individual, state last, first, middle name*)

| 5211 N. First St. | Fresno | CA | 93710 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | Zip Code) |

**CHECK ONE:**
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2002
THOMSON FINANCIAL
P

| FOR OFFICIAL USE ONLY |
| --- |
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/14/02 55

# PLAN FINANCIAL, INC.
# DBA INSTITUTIONAL ADVISOR SERVICES
# (A CORPORATION)

## REPORT ON EXAMINATION OF FINANCIAL STATEMENTS
## AND SUPPLEMENTAL DATA
## AT DECEMBER 31, 2001

**PLAN FINANCIAL, INC.**
**DBA INSTITUTIONAL ADVISOR SERVICES**
**TABLE OF CONTENTS**




# Raymond L. Steine, CPA

An Accountancy Corporation

5211 North First Street • Fresno, CA 93710
Tel: 559-221-6835
Fax: 559-221-6837


## Independent Auditor's Report

Board of Directors
Plan Financial, Inc.
DBA Institutional Advisor Services:

I have audited the accompanying statement of financial condition of Plan Financial, Inc. dba Institutional Advisor Services (the Company) as of December 31, 2001, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted the audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Plan Financial, Inc. dba Institutional Advisor Services at December 31, 2001, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Raymond L. Steine, CPA
Fresno, CA
February 25, 2002

**Plan Financial, Inc.**
**DBA Institutional Advisor Services**
**Statement of Financial Condition**
**December 31, 2001**

## Assets

| | |
|---|---:|
| Cash | $22,576 |
| Money market | 26,761 |
| Receivable from broker-dealer and clearing organizations | 88,914 |
| Investments | 3,300 |
| Furniture and equipment at cost, less accumulated depreciation of $27,263 | 43,237 |
| Other assets | 21,684 |
| Total Assets | $206,472 |

## Liabilities and Stockholders' Equity

| | |
|---|---:|
| Liabilities: | |
| Lease obligation-short term | $3,016 |
| Line of credit payable | 11,923 |
| Income taxes payable, including deferred taxes of $8,142 | 8,832 |
| Accounts payable, accrued expenses, and other liabilites | 65,516 |
| Lease obligation-long term | 4,839 |
| Total Liabilities | $94,126 |
| Stockholders' equity: | |
| Common stock, 50,000 shares authorized; 200 shares issued | $10,151 |
| Additional paid - in capital | 9,625 |
| Retained earnings | 92,570 |
| Total stockholders' equity | $112,346 |
| Total Liabilities and Stockholders' Equity | $206,472 |

The accompanying notes are an integral part of these financial statements.

**Plan Financial, Inc.**
**DBA Institutional Advisor Services**
**Statement of Income**
**December 31, 2001**

| | |
|---|---|
| Revenues: | |
| Commissions | $245,159 |
| Interest and dividends | 793 |
| Investment advisory fees | 290,119 |
| Other income | 493,107 |
| Total revenue | $1,029,178 |
| Expenses: | |
| Employee compensation and benefits | $820,337 |
| Floor brokerage, exchange, and clearance fees | 1,780 |
| Communications and data processing | 28,848 |
| Interest and dividends | 2,896 |
| Occupancy | 99,237 |
| Other expenses | 55,153 |
| Total expenses | $1,008,251 |
| Income before income taxes | $20,927 |
| Provision for income taxes | 4,892 |
| Net income | $16,035 |
| Basic earnings per share | $80.18 |

The accompanying notes are an integral part of these financial statements.

**Plan Financial, Inc.**
**DBA Institutional Advisor Services**
**Consolidated Statement of Changes in Stockholders' Equity**
**For the Year Ended December 31, 2001**

| | Capital Stock Common | | Additional | | Total |
|---|---|---|---|---|---|
| | Shares | Amount | Paid-In Capital | Retained Earnings | Stockholders' Equity |
| Balances at January 1, 2001 | 105 | $3,651 | $9,625 | $76,535 | $89,811 |
| Net Income | | | | 16,035 | 16,035 |
| Issuance of Common Stock | 95 | 6,500 | | | 6,500 |
| Balance at December 31, 2001 | 200 | $10,151 | $9,625 | $92,570 | $112,346 |

The accompanying notes are an integral part of these financial statements.

**Plan Financial, Inc.**
**DBA Institutional Advisor Services**
**Consolidated Statement of Changes in Subordinated Borrowings**
**For the Year Ended December 31, 2001**

| | |
|---|---|
| Subordinated borrowings at January 1, 2001 | $-0- |
| Increases: | -0- |
| Decreases: | -0- |
| Subordinated borrowings at December 31, 2001 | $-0- |

The accompanying notes are an integral part of these financial statements.

**Plan Financial, Inc.**
**DBA Institutional Advisor Services**
**Consolidated Statement of Cash Flows**
**For the Year Ended December 31, 2001**

| | | |
|---|---|---|
| Cash flows from operating activities: | | |
| Net income | | $16,035 |
| Adjustments to reconcile net income to net cash used in operating activities: | | |
| Depreciation and amortization | $8,874 | |
| Deferred taxes | 340 | |
| (Increase) decrease in operating assets: | | |
| Net receivable from broker-dealers and clearing organizations | -16,592 | |
| Net receivable from customers | -2,083 | |
| Increase (decrease) in operating liabilities: | | |
| Other, net | 11,717 | |
| Total adjustments | | 2,256 |
| Net cash provided by operating activities | | $18,291 |
| Cash flows form investing activities: | | |
| Purchase of investments | -$5,793 | |
| Purchase of furniture and equipment | -3,532 | |
| Net cash used in investing activities | | -$9,325 |
| Cash flows from financing activities: | | |
| Issuance of Common Stock | $6,500 | |
| Short-term lease obligation | -5,375 | |
| Long-term lease obligation | -3,016 | |
| Net cash used in financing activities | | -$1,891 |
| Increase in cash | | $7,075 |
| Cash at beginning of the year | | 15,501 |
| Cash at end of the year | | $22,576 |
| Supplemental cash flows disclosures: | | |
| Income tax payments | | $3,380 |
| Interest payments | | $2,896 |

The accompanying notes are an integral part of these financial statements.

**Plan Financial, Inc.**
**DBA Institutional Advisor Services**
**Notes to Financial Statements**
**December 31, 2001**

## 1. Organization and Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is a limited business that restricts its sales to mutual funds, variable annuities and investment advisory services. The Company is a California Corporation/non-clearing broker-dealer that does not carry customers' accounts on its books

## 2. Significant Accounting Policies

### Basis of Presentation

The financial statements include all the accounts of the Company. The Company is engaged in a dual line of business as a commissioned securities broker-dealer and a registered investment advisor.

### Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as the transactions occur.

### Investment Advisory Income

Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

### Income Taxes

The Company files a federal and state income tax return. The current and deferred portions of the income tax expense (benefit) included in the statement of operations as determined in accordance with FASB Statement No. 109, *Accounting for Income Taxes,* are as follows:

| | Current | Deferred | Total |
|---|---|---|---|
| Federal | $3,270 | $ (299) | $2,971 |
| State | 1,282 | 639 | 1,921 |
| | $4,552 | $ 340 | $4,892 |

A reconciliation of the difference between the expected income tax expense and income computed at the U.S. statutory income tax rate and the Company's income tax expense is shown in the following table:

| | |
|---|---|
| Expected income tax expense at U.S. statutory rates | $4,552 |
| The effect of: | |
| Nondeductible expenses | 94 |
| Tax on excess of MACRS depreciation over book amount | 246 |
| Income tax expense | $4,892 |

**Depreciation**
Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years. Depreciation expense for 2001 was $8,874. Included in the depreciation expense for 2001 are leases that meet the criteria for capitalization.

## 3. Receivable From and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2001, consist of the following:

| | Receivable | Payable |
|---|---|---|
| Receivable from clearing organizations | $ 88,914 | - 0 - |
| Fees and commissions receivable/payable | - 0 - | - 0 - |
| Other | - 0 - | - 0 - |
| | $ 88,914 | $ - 0 - |

The Company is a non-clearing broker-dealer that does not carry customer accounts on its books. The Company is a limited business that restricts its sales to mutual funds, variable annuities and investment advisory services. Investors pay their money directly to the mutual fund company. The mutual fund organization then issues a check to the Company for their commission.

## 4. Bank Loans

On September 13, 2000 the Company established an unsecured line of credit with California Bank & Trust for $19,000.00. The interest rate is (prime, plus 3.000 percentage points). As of December 31, 2001 balance on the line of credit was $11,922.66.

## 5. Commitments

The Company leases its office under a 7-year lease agreement that started November 20, 1999. The rent for the first twenty-four months is $4,482.91 per month. The rent for payments twenty-five through forty-eight will be $4,961.91 per month. The rent for payments forty-nine through eighty-four will be $5,280.91 per month. A $5,000 security deposit was required at the start of the lease, and is capitalized on the balance sheet as an other asset. Addendum "D" was entered into the lease agreement on February 1, 2001. Addendum "D" increased tenant space and added overages for tenant improvements. The overage was calculated at $9,523.49 and is amortized at 10% through the term of the lease. The overage adds $156.79 per month to the base rent. Addendum "D" also recognizes overages from Addendum "A" signed on June 1, 1999. The overages from Addendum "A" will add $331.91 to the base rent for 53 more payments as of December 31, 2001.

A lease agreement for computer equipment, telephone equipment and furniture was entered into on June 6, 1999. The computer equipment met the requirements to be treated as a capital lease. As such, the computer component of the lease, which represented 38.64% of the lease, has been capitalized. It is presented on the balance sheet as part of the furniture and equipment, less the applicable depreciation. The remainder of the lease is for the furniture and telephone equipment. The lease payments for the furniture and telephone equipment qualify as an operating lease and are appropriately expensed. A lease for computer equipment was entered into on August 7, 1999. The lease agreement is between the Company and the parents of the president of the Company. As such, it is a related party transaction. The lease is an annual lease and qualifies as an operating lease. The payments of $396.02 per month are appropriately expensed. The amount is reasonable and represents an arms-length agreement.

**6. Long-Term Lease Obligation Payable**

The Company leases equipment that qualifies as a capital lease. Minimum payments for capital leases having initial or non-cancelable terms in excess of one year are as follows:

| | Capital Lease Obligations |
|---|---|
| 2002 | 3,342 |
| 2003 | 1,497 |
| Total minimum payments | $4,839 |

**7. Pension and Other Postretirement Benefit Plans**

The Company does not currently have a pension plan or a postretirement benefit plan.

**8. Net Capital Requirements**

The Company is subject to the Securities and exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2001 the Company had net capital of $43,592, which was $37,817 in excess of its required net capital of $5,775. The Company's net capital ratio was 1.99 to 1.

**9. Basic Earnings Per Share**

Basic earnings per share of common stock were computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the year. Diluted earnings per share are not presented because the Company has issued no dilutive potential common shares.

Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

As of December 31, 2001

**Schedule I**
**Plan Financial, Inc.**
**DBA Institutional Advisor Services**
**Computation of Net Capital Under Rule 15c3-1 of the**
**Securities and Exchange Commission**
**As of December 31, 2001**

| | | |
|---|---|---|
| Net Capital | | |
| Total consolidated stockholders' equity | | $112,346 |
| Deduct stockholders' equity not allowable for net capital | | 0 |
| Total stockholders' equity qualified for net capital | | $112,346 |
| Add: | | |
| Subordinated borrowings allowable in computation of net capital | | 0 |
| Other (deductions) or allowable credits deferred Income taxes payable | | 0 |
| Total capital and allowable subordinated borrowings | | $112,346 |
| Deductions and/or charges: | | |
| Nonallowable assets: | | |
| Furniture, equipment, and leasehold improvements, net | $43,237 | |
| Other assets | 24,984 | 68,221 |
| Net capital before haircuts on securities positions (tentative net capital) | | 44,125 |
| Haircuts on securities | | 533 |
| Net capital | | $ 43,592 |
| Aggregate indebtedness | | |
| Items included in consolidated statement of financial Condition: | | |
| Other accounts payable and accrued expenses | | $86,626 |
| Total aggregate indebtedness | | $86,626 |
| Computation of basic net capital requirement | | |
| Minimum net capital required: | | |
| Company | | $5,775 |
| Excess net capital at 1,500 percent | | $37,817 |
| Excess net capital at 1,000 percent | | $34,929 |
| Ratio: Aggregate indebtedness to net capital | | 1.99 to 1 |
| Reconcilation with company's computation (included in Part II of Form X-17A-5 as of December 31, 2001) | | |
| Net capital, as reported in company's Part II (unaudited) FOCUS report | | $49,176 |
| Allowable assets erroneously reported as Nonallowable: | | |

**Schedule I (cont.)**

| | |
|---|---|
| Income Taxes Payable and Deferred Taxes | (5,584) |
| Net capital per above | $43,592 |

**Schedule II**
**Plan Financial, Inc.**
**DBA Institutional Advisor Services**
**Computation for Determination of Reserve Requirements**
**Under Rule 15c3-3 of the Securities and Exchange Commission**
**As of December 31, 2001**

The Company is a nonclearing broker-dealer (fully disclosed) that does not carry customers' accounts on its books. The Company is exempt from SEC rule 15c3-3.

**Schedule III**
**Plan Financial, Inc.**
**DBA Institutional Advisor Services**
**Information Relating to Possession or Control Requirements**
**Under Rule 15c3-3 of the Securities and Exchange Commission**
**As of December 31, 2001**

The company claims an exemptive provision from Rule 15c3-3. The Company is a nonclearing broker-dealer (fully disclosed) that does not carry customers' accounts on its books.

**Schedule IV**
**Plan Financial, Inc.**
**DBA Institutional Advisor Services**
**Schedule of Segregation Requirements and Funds**
**In Segregation for Customers' Regulated**
**Under Rule 15c3-3 of the Securities and Exchange Commission**
**As of December 31, 2001**

The company is exempt from Rule 15c3-3. The Company is a nonclearing broker-dealer (fully disclosed) that does not carry customers' accounts on its books.

**Plan Financial, Inc.**
**DBA Institutional Advisor Services**
**Report on Internal Control Required by SEC**
**Rule 17a-5 for a Broker-Dealer Claiming an**
**Exemption From SEC Rule 15c3-3**

Board of Directors
Plan Financial, Inc.
DBA Institutional Advisor Services:

In planning and performing my audit of the financial statements and supplemental schedules of Plan Financial, Inc., DBA Institutional Advisor Services for the year ended December 31, 2001, I considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance

that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accounts. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. The Company is a small operation with only one bookkeeper. There is no opportunity for division of duties and responsibilities. However, the following controls are established and in practice. Cash receipts are recorded and deposits are made intact weekly. Serially numbered checks are used. Bank accounts are reconciled monthly and retained in the files. Subsidiary ledger accounts are balanced with control accounts at regular intervals. Other than the aforementioned, I noted no matters involving internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, [Designated self-regulatory organization], and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Raymond L. Steine, CPA
Fresno, CA
February 25, 2002